Chefs’ Warehouse Holdings, LLC
100 East Ridge Road
Ridgefield, Connecticut 06877
(203) 894-1345
July 5, 2011
VIA FEDERAL EXPRESS
Mr. H. Christopher Owings
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	Chefs’ Warehouse Holdings, LLC Amendment No. 1 to Registration Statement on Form S-1 Filed June 8, 2011 File No. 333-173445
Dear Mr. Owings:
     This letter is being provided by Chefs’ Warehouse Holdings, LLC (the “Company”) to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to supplement the letter submitted by the Company on July 1, 2011, in response to comments received from the Staff in a letter dated June 22, 2011 (the “Comment Letter”).
Please find attached hereto as Schedule A certain pro forma financial data that gives effect to the redemption of the Company’s Class A units, its conversion to a subchapter C corporation, the offering of common stock contemplated in the Company’s Registration Statement on Form S-1, as amended (File No. 333-173445) (the “Registration Statement”) and the use of proceeds therefrom, as if they had been consummated on December 26, 2009. This pro forma financial data was prepared for informational purposes only using an assumed offering price and number of shares to be issued in the offering and an assumed conversion ratio for the exchange of the Company’s Class B units and Class C units for shares of the Company’s common stock in connection with the reorganization transaction discussed in the Registration Statement. For clarity, the Company advises the Staff that, given the volatility of the public trading market and

Chefs’ Warehouse Holdings, LLC
Amendment No. 1 to Registration Statement on Form S-1
July 5, 2011

the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering.

Sincerely,
/s/ Kenneth Clark
Kenneth Clark
Chief Financial Officer

SCHEDULE A

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements, which consist of unaudited pro forma condensed consolidated statements of operations for the fiscal year ended December 24, 2010 and the three months ended March 25, 2011, give effect to:

•	the redemption of our Class A units and the resulting incurrence of the indebtedness necessary to finance such redemption, together with the resulting elimination of dividends on those units during the fiscal year ended December 24, 2010;
•	our conversion to a subchapter C corporation prior to the effectiveness of this registration statement in connection with the reorganization transaction described elsewhere in this prospectus;
•	the sale of 4.7 million shares of our common stock in this offering at an assumed initial public offering price of $15 per share, the midpoint of the range set forth on the cover page of this prospectus, and our receipt of $63.0 million in net proceeds, after deducting the underwriting discount and estimated expenses of the offering;
•	the use of the net proceeds from this offering to (1) redeem or repurchase all of our outstanding senior subordinated notes due 2014 and to pay any accrued but unpaid interest thereon and other related fees, including the call premium associated with such redemption or repurchase; and (2) repay all of our loans outstanding under our existing senior secured credit facilities and any accrued but unpaid interest thereon and other related fees; and
•	our incurrence of $38.3 million of borrowings under our new senior secured credit facilities as if all of those transactions had occurred on December 26, 2009.

The unaudited pro forma condensed consolidated financial statements set out below should be read in conjunction with the sections of this prospectus entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited financial statements and the corresponding notes as of and for the year ended December 24, 2010 and our unaudited financial statements and the corresponding notes as of and for the three months ended March 25, 2011, included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial statements set out below have been derived from our historical financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements appearing below are based upon a number of assumptions and estimates and are subject to uncertainties, and do not purport to be indicative of the actual results of operations or financial condition that would have occurred had the transactions described above in fact occurred on the dates indicated, nor do they purport to be indicative of future results of operations or financial condition that we may achieve in the future. The assumptions and estimates used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed consolidated statements of operations do not adjust for the following:

•	the write off of $3.8 million in deferred financing costs in connection with the repayment of our outstanding indebtedness in connection with this offering;
•	the issuance of additional Class C units prior to the consummation of this offering (and the conversion of those units in connection with the reorganization transaction into approximately 1% of our outstanding common stock upon consummation of this offering) and the compensation expense associated with the portion of these equity awards that will vest upon completion of this offering, which we estimate will be approximately $ million;
•	the redemption premium associated with the repayment of our outstanding senior subordinated notes of approximately $0.8 million; and
•	the operating expenses that we will incur as a result of our becoming a public reporting company upon consummation of this offering, which we estimate to be approximately $1.4 million per year.

CHEFS’ WAREHOUSE HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 24, 2010

	CHEFS’			PRO FORMA FOR		COMMON STOCK
	WAREHOUSE	OCTOBER 2010		OCTOBER 2010		OFFERING AND
	HOLDINGS, LLC	RECAPITALIZATION		RECAPITALIZATION		REORGANIZATION
	HISTORICAL	TRANSACTION		TRANSACTION		TRANSACTION		PRO FORMA
	(In thousands, except per unit data)

Net Revenues	$330,118	$—		$330,118		$—		$330,118
Cost of sales	244,340	—		244,340		—		244,340

Gross profit	85,778	—		85,778		—		85,778
Operating expenses	64,206	388	(a)	64,594		(963	)(f)	63,631

Operating profit	21,572	(388	)(a)	21,184		963	(f)	22,147
Interest expense	4,041	8,475	(b)	12,516		(11,119	)(g)	1,397
(Gain)/loss on fluctuation of interest rate swap	(910)	—		(910)		—		(910)

Income before income taxes	18,441	(8,863)		9,578		12,082		21,660
Provision for income taxes	2,567	1,168	(c)	3,735		4,712	(h)	8,447

Net Income	$15,874	$(10,031)		$5,843		$7,370		$13,213

Deemed dividend accretion on Class A members’ units	(4,123)	4,123	(d)	—		—		—
Deemed dividend paid to Class A members’ units	(22,429)	22,429	(d)	—		—		—

Net income attributable to members’ units/ common stockholders	$(10,678)	$16,521		$5,843		$7,370		$13,213

Net income per members’ unit/share of common stock
Basic	$(0.15)			$0.11				$0.66

Diluted	$(0.15)			$0.11	(e)			$0.64

Weighted average members’ units/common shares outstanding
Basic	72,494	(20,535)		51,959		(32,003	)(i)	19,956

Diluted	72,494	(18,084)		54,410	(e)	(33,733	)(j)	20,677

CHEFS’ WAREHOUSE HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 25, 2011

		COMMON STOCK
	CHEFS’ WAREHOUSE	OFFERING AND
	HOLDINGS, LLC	REORGANIZATION
	HISTORICAL	TRANSACTION		PRO FORMA
	(In thousands, except per unit data)

Net Revenues	$83,183	—		$83,183
Cost of sales	61,148	—		61,148

Gross profit	22,035	—		22,035
Operating expenses	16,976	(191	)(f)	16,785

Operating profit	5,059	191	(f)	5,250
Interest expense	3,450	(2,826	)(k)	624
(Gain)/loss on fluctuation of interest rate swap	(81)	—		(81)
Loss on asset disposal	3	—		3

Income before income taxes	1,687	3,017		4,704
Provision for income taxes	667	1,168	(l)	1,835

Net Income	$1,020	1,849		2,870

Net income attributable to members’ units/ common stockholders	$1,020	$1,849		$2,869

Net income per members’ unit/share of common stock
Basic	$0.02			$0.14

Diluted	$0.02			$0.14

Weighted average members’ units/common shares outstanding
Basic	52,526	(32,403	)(m)	20,123

Diluted	54,375	(33,708	)(n)	20,667

CHEFS’ WAREHOUSE HOLDINGS, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT PER UNIT DATA)

(a)	This adjustment reflects the removal of $262 for a management fee paid to BGCP/DL, LLC in fiscal 2010, net of $608 of additional amortization of deferred financing costs and $42 of administrative agent fees incurred in connection with the management of the debt structure associated with the redemption of the Class A units.
(b)	This adjustment reflects $593 of additional original issue discount amortization fees and $7,882 of additional interest expense, in each case related to the borrowings used to finance the redemption of our Class A units.
(c)	This adjustment reflects additional tax provision expense as a result of our electing to be taxed as a subchapter C corporation as of December 26, 2009 at a full year assumed effective tax rate of 39%.
(d)	These adjustments reflect the elimination of the impact of the accretion of the dividend on the Class A units during fiscal 2010 and the elimination of the deemed dividend associated with the redemption of the Class A units.
(e)	This adjustment reflects the exclusion of 25,000 Class A members units and the inclusion of the weighted average dilutive impact of 2,451 shares of Class C units, which had been excluded from the calculation of Chefs’ Warehouse Holdings, LLC Historical net (loss) income per members’ unit because of the net loss attributable to members’ units for the fiscal year ended December 24, 2010 as a result of the dividend accretion and deemed dividend associated with the Class A units.
(f)	This adjustment for the full year ended December 24, 2010 reflects the removal of $921 of amortization of deferred financing costs and $42 of administrative agent fees incurred in the management of the debt structure associated with the redemption of Class A units. For the three months ended March 25, 2011 this adjustment reflects the removal of $191 of amortization of deferred financing costs.
(g)	This adjustment reflects the removal of $716 of original issue discount amortization fees and $10,403 of interest expense as a result of using the net proceeds from this offering to redeem or repurchase our outstanding senior subordinated notes and repay all of our loans outstanding under our existing senior secured credit facilities, net of $1,397 of interest expense incurred in connection with the $38.3 million of borrowings under our new senior secured credit facilities at an assumed interest rate of 4.25% for borrowings under the new term loan facility and 2.5% under the new revolving loan facility.
(h)	This adjustment reflects the application of the adjustment described in footnote (c) above to higher levels of net income.
(i)	This adjustment reflects the 32,003 share reduction in our weighted average basic shares of common stock outstanding resulting from the reorganization transaction in which the 50,000 Class B units and 1,959 vested Class C units were converted into 14,713 and 576 shares of our common stock, respectively, and the addition of the 4,667 shares of our common stock we are selling in this offering.
(j)	This adjustment reflects the 38,375 share reduction in our weighted average diluted shares of common stock outstanding resulting from the reorganization transaction in which the 50,000 Class B units, 1,959 vested Class C units and 2,452 unvested Class C units were converted into 14,713, 576 and 721 shares of our common stock, respectively, and the addition of the 4,667 shares of our common stock we are selling in this offering.
(k)	This adjustment reflects the removal of $182 of original issue discount amortization fees and $2,644 of interest expense as a result of using the net proceeds of this offering to redeem or repurchase our outstanding senior subordinated notes and repay all of our loans outstanding under our existing senior secured credit facilities, net of $369 of interest expense incurred in connection with the $38.3 million of borrowings under our new senior secured credit facilities at an assumed interest rate of 4.25% for borrowings under the new term loan facility and 2.5% for borrowings under the new revolving loan facility.
(l)	This adjustment reflects the additional tax provision expense resulting from the increase in net income.
(m)	This adjustment reflects the 32,403 share reduction in our weighted average basic shares of common stock outstanding resulting from the reorganization transaction in which 50,000 Class B units and 2,526 vested Class C units were converted into 14,713 and 743 shares of our common stock, respectively, and the addition of the 4,667 shares of our common stock we are selling in this offering.
(n)	This adjustment reflects the 33,708 share reduction in our weighted average basic shares of common stock outstanding resulting from the reorganization transaction in which 50,000 Class B units and 2,526 vested Class C units and 1,849 unvested Class C units were converted into 14,713, 743, and 544 shares of our common stock, respectively, and the addition of the 4,667 shares of our common stock we are selling in this offering.